03015028

CM 3.10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED MAR - 3 2003 PROCESSING WASH., D.C. SECTION

SEC FILE NUMBER
8- 34631

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GBS Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

558 "B" Street, 2nd Floor
(No. and Street)

Santa Rosa, CA 95401
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donald G. Gloisten 818/788-6210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hovik M. Khaloian
(Name – *if individual, state last, first, middle name*)

520 N. Central Ave., Suite 650, Glendale, CA 91203
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/19

OATH OR AFFIRMATION

I, Donald G. Gloisten, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GBS Financial Corp., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ELAINE LEVEY
Commission # 1354246
Notary Public - California
Los Angeles County
My Comm. Expires Apr 29, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

	PAGE
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition As of December 31, 2002	2
Statement of Income For the Year Ended December 31, 2002	3
Statement of Changes in Stockholders' Equity For the Year Ended December 31, 2002	4
Statement of Cash Flows For the Year Ended December 31, 2002	5
Notes to Financial Statements For the Year Ended December 31, 2002	6 - 9
SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934	
Schedule I - Computation of Net Capital, Aggregate Indebtedness and Basic Net Capital Requirement Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2002	10
Schedule II - Reconciliation of Net Capital And Aggregate Indebtedness to Amounts As Reported by the Company in Part IIA of Form X-17A-5 As of December 31, 2002	11
Schedule III - Exemption from Determination of Reserve Requirements under Rule 15c3-3 and Information Relating to Possession or Control Requirements Under Rule 15c3-3 as of December 31, 2002	12
INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5	13 - 14

HOVIK M. KHALOIAN
CERTIFIED PUBLIC ACCOUNTANT

Board of Directors
GBS Financial Corp.
Santa Rosa, California

Members of the Board:

I have audited the accompanying statement of financial condition of GBS Financial Corp. as of December 31, 2002 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GBS Financial Corp. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hovik M. Khaloian

February 14, 2003

520 N. CENTRAL AVE., SUITE. 650 • GLENDALE, CALIFORNIA 91203
TELEPHONE (818) 244-7200 • FAX (818) 244-5175

GBS FINANCIAL CORP.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2002

ASSETS

Cash and cash equivalents (Note 1)	$ 378,244
Deposit with clearing broker	105,865
Commissions receivable (Note 1)	236,528
Note receivable-stockholders (Note 4)	84,200
Securities owned, at market (Note 1)	68,157
Deferred income taxes (Note 3)	3,200
Other assets (Note 1)	31,140
Property and equipment at cost, less accumulated depreciation of $95,338 (Note 1)	17,383
TOTAL ASSETS	$ 924,717

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$ 87,587
Commissions payable	378,586
Income taxes payable	2,196
Deferred income Taxes (Note 3)	5,400
	473,769
COMMITMENTS AND CONTINGENCIES (Note 5)	-
STOCKHOLDERS' EQUITY	
Common stock, no par value; 1000 shares authorized, 30 shares issued and outstanding stated at	4,500
Additional paid-in capital	62,386
Retained earnings	384,062
TOTAL STOCKHOLDERS' EQUITY	450,948
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 924,717

The accompanying notes are an integral part of these financial statements.

GBS FINANCIAL CORP.
STATEMENT OF INCOME
For the Year Ended December 31, 2002

REVENUES	
Commissions	$ 3,819,276
Net investment gains (losses)	(19,903)
Interest and dividends	237,936
Consulting revenue	59,316
	4,096,625
EXPENSES	
Commissions and brokerage costs	3,103,732
Employee compensation and benefits	540,602
Occupancy and equipment rental	86,446
Taxes, other than income taxes	37,798
Other operating expenses	301,069
	4,069,647
INCOME BEFORE INCOME TAXES	26,978
INCOME TAXES (Note 3)	
Current	9,900
Deferred	(100)
	9,800
NET INCOME	$ 17,178

The accompanying notes are an integral part of these financial statements.

GBS FINANCIAL CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2002

	Common Stock				
	Number of Shares Outstanding	Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2002	30	$ 4,500	$ 62,386	$366,884	$433,770
Net income	-	-	-	17,178	17,178
Balance at December 31, 2002	30	$ 4,500	$ 62,386	$384,062	$450,948

The accompanying notes are an integral part of these financial statements.

GBS FINANCIAL CORP
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Cash received from customers	$ 3,827,132
Cash paid to suppliers and employees	(3,950,986)
Interest received	237,936
Income taxes paid	(3,514)
NET CASH PROVIDED FROM OPERATING ACTIVITIES	110,568
CASH FLOWS FROM INVESTING ACTIVITIES	
Increase in deposit with clearing broker	(1,047)
Decrease in due from non-customers	10,000
Increase in other assets	(8,726)
Purchase of property and equipment	(1,774)
NET CASH (USED) BY INVESTING ACTIVITIES	(1,547)
CASH FLOWS FROM FINANCING ACTIVITIES	
Increase in note receivable-stockholders	(84,200)
NET CASH (USED) BY FINANCING ACTIVITIES	(84,200)
NET INCREASE IN CASH AND CASH EQUIVALENTS	24,821
CASH AND CASH EQUIVALENTS - Beginning of Year	353,423
CASH AND CASH EQUIVALENTS - End of Year	$ 378,244
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED FROM OPERATING ACTIVITIES	
Net income	$ 17,178
Non-cash expenses included in net income:	
Depreciation and amortization	12,481
Deferred income taxes	(100)
Changes in assets and liabilities:	
(Increase) in commissions receivable	(31,557)
Decrease in securities owned	24,573
Decrease in prepaid income taxes	4,120
Increase in accounts payable and accrued expense	46,048
Increase in commissions payable	35,629
Increase in income taxes payable	2,196
NET CASH PROVIDED FROM OPERATING ACTIVITIES	$ 110,568

The accompanying notes are an integral part
of these financial statements.

GBS FINANCIAL CORP.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General
The Company is a securities broker/dealer engaged in the sale of securities to the general public.

Securities
Securities owned are valued at market with unrealized gains and losses recognized currently in results of operations.

Income and Expense Recognition
Securities transactions and related revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction date.

Concentration of Credit Risk For Cash Held at Banks
The Company maintains cash balances at a bank. Accounts at the Institution are insured by the Federal Deposit Insurance Corporation up to $100,000.

Policy of Cash Equivalents
The Company considers money market funds as cash equivalents.

Property and Equipment
The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed on the modified accelerated cost recovery systems based on the estimated useful lives of the assets, which range from five to seven years.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Other Assets
Other assets consist of prepaid expenses of $30,065, deposits of $1,075 and organization costs net of amortization of $3,270. The Company has fully amortized organization costs on a straight-line basis over five years.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Since the Company does not carry customer accounts, it is permitted under Rule 15c3-1(a)(2) to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3 percent of aggregate indebtedness. At December 31, 2002, the Company had net capital of $279,389 which was $179,389 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 1.7 to 1.

NOTE 3 - INCOME TAXES

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or noncurrent, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or noncurrent depending on the periods in which the temporary differences are expected to reverse.

The deferred tax assets and deferred tax liabilities comprised of the following at December 31, 2002:

Deferred Tax assets:	
Salary accruals	$ 2,100
State income Taxes	1,100
	3,200
Valuation allowance	-
	$ 3,200
Deferred tax liabilities:	
Depreciation	$ 5,400

NOTE 4 - NOTE RECEIVABLE-STOCKHOLDERS

7% unsecured note receivable from stockholders is due in annual installments of $5,000 plus interest through April 2008. The unpaid balance will become due and payable on April 28, 2009.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Leases Commitment

The Company leases certain office facilities under an operating lease agreement from its stockholders. The lease requires monthly rentals of $1,500 and expires in June 2004.

The Company leases another facility under a non-cancelable operating lease agreement. The lease requires monthly rentals of $2,128 and expires in December 2003.

Future minimum lease payments required under these operating leases for the years ending December 31, are as follows:

Year ending December 31,	
2003	$ 43,541
2004	9,000
Total	$ 52,541

Total rent expense for the year ended December 31, 2002 amounted to $86,447, including amounts paid to stockholders of $10,500.

Retirements Plans

The Company has a profit sharing plan that covers substantially all of its employees. The funding of the profit sharing plan is discretionary (maximum is 15% of total eligible compensation) and is determined annually by the Board of Directors. The contributions to the profit sharing plan for the year ended December 31, 2002 amounted to $77,621.

The Company also sponsors a defined contribution plan covering substantially all employees who have satisfied a service requirement of one hour. Plan participants may contribute up to 15% of their annual eligible compensation, subject to limitations imposed by the Internal Revenue Service. The Company matches up to 100% of participant contributions to a maximum of 4% of their annual eligible compensation. The Company's total expense under this plan for the year ended December 31, 2002 amounted to $19,550.

NOTE 5 - COMMITMENTS AND CONTINGENCIES (continued)

NASD Investigation

As a result of a routine examination by the United States Securities and Exchange Commission (SEC), the National Association of Securities Dealers, Inc. (NASD) has conducted an investigation of the activities of the Company in the area of fair Dealings with customers and use of class B shares. While the Company believes that its activities are justifiable, the management is unable to determine the outcome of the investigation and its ultimate impact on the financial position of the Company and its operations.

Litigations

The Company is a defendant in two lawsuits for alleged breach of fiduciary duty in its capacity as an investment advisor. The suits seek compensatory damages in unspecified amounts. Although the Company intends to vigorously contest the allegations, the ultimate outcome of the actions cannot be presently determined and no provision for liabilities have been made in the accompanying financial statements.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF
THE SECURITIES EXCHANGE ACT OF 1934

SCHEDULE I

GBS FINANCIAL CORP.

COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS AND BASIC NET CAPITAL REQUIREMENT UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2002

NET CAPITAL		
Total stockholders' equity		$ 450,948
Deductions and/or charges		
Non-allowable assets:		
Commissions receivable		
Net of commissions payable	$ 3,988	
Note receivable-stockholders	84,200	
Securities not readily marketable	25,000	
Deferred income taxes	3,200	
Other assets	31,140	
Property and equipment	17,383	164,911
Net capital before haircuts on securities positions		286,037
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(c)(2):		
Trading and investment securities:		
Common stocks	4,349	
Preferred stocks	961	
Money market mutual funds	1,059	
Other	279	6,648
NET CAPITAL		$ 279,389
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accounts payable and accrued expenses		$ 87,587
Commissions payable		378,586
Income taxes payable		2,196
Deferred income taxes		5,400
TOTAL AGGREGATE INDEBTEDNESS		$ 473,769
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required, 6 2/3% of aggregate indebtedness or $100,000 if greater		$ 100,000
Excess net capital		$ 179,389
Ratio: Aggregate indebtedness to net capital		1.7 to 1

SCHEDULE II
GBS FINANCIAL CORP.
RECONCILIATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
TO AMOUNTS AS REPORTED BY THE COMPANY IN PART IIA OF FORM X-17A-5
As of December 31, 2002

	Aggregate Indebtedness	Net Capital
As reported in company's Part IIA (unaudited) FOCUS report	$ 393,448	$ 342,811
Increase in commissions receivable	-	22,247
Decrease in prepaid income taxes	-	(4,216)
Decrease in other assets	-	(1,546)
Decrease in non-allowable assets	-	5,659
Increase in haircuts on securities	-	(1,360)
Increase in commissions payable	31,701	(31,701)
Increase in accounts payable and accrued expenses	78,301	(78,301)
Decrease in income taxes payable	(26,681)	26,681
Other audit adjustments	(3,000)	(885)
Per Schedule I	$ 473,769	$ 279,389

SCHEDULE III
GBS FINANCIAL CORP.
EXEMPTION FROM DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 AND INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
As of December 31, 2002

The Company is exempt from Rule 15c3-3 under the exemptive provisions of paragraph (k)(2)(ii) of that rule and, therefore, has no reserve requirements since it clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer.

HOVIK M. KHALOIAN
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL ACCOUNTING CONTROL REQUIRED BY
SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

Board of Directors
GBS Financial Corp.
Santa Rosa, California

Members of the Board:

In planning and performing my audit of the GBS Financial Corp. for the year ended December 31, 2002, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

I also made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3 of the Securities and Exchange Commission. The company is exempt from the requirements of Rule 15c3-3 pursuant to Rule 15c3-3(k)(2)(b) and was in compliance with the conditions of the exemption and no facts came to my attention indicating that such conditions had not been complied with during the period. I did not review the practices and procedures followed by the company (i) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company did not carry security accounts for customers or perform custodial functions relating to customer funds or securities during the year ended December 31, 2002.

The management of the company is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

520 N. CENTRAL AVE., SUITE 650 • GLENDALE, CALIFORNIA 91203
TELEPHONE (818) 244-7200 • FAX (818) 244-5175

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with procedures may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

Hovik M. Khaloian

February 14, 2003